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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VistaCare, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

92839Y 10 9

(Cusip Number)

May 13, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92839Y 10 9

1.	Name of Reporting Person: Barry Morgan Smith		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 16,000 shares

		6.	Shared Voting Power: 1,190,637 shares

		7.	Sole Dispositive Power: 16,000 shares

		8.	Shared Dispositive Power: 1,190,637 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,206,637 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.7

12.	Type of Reporting Person: IN

CUSIP No. 92839Y 10 9

1.	Name of Reporting Person: Julia Powell Smith		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0 shares

		6.	Shared Voting Power: 1,190,637 shares

		7.	Sole Dispositive Power: 0 shares

		8.	Shared Dispositive Power: 1,190,637 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,190,637 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.6

12.	Type of Reporting Person: IN

CUSIP No. 92839Y 10 9

1.	Name of Reporting Person: Barry and Julia Smith Family Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Arizona

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0 shares

		6.	Shared Voting Power: 1,190,637 shares

		7.	Sole Dispositive Power: 0 shares

		8.	Shared Dispositive Power: 1,190,637 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,190,637 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.6

12.	Type of Reporting Person: OO

CUSIP No. 92839Y 10 9

1.	Name of Reporting Person: B&J Smith Associates, Limited Partnership		I.R.S. Identification Nos. of above persons (entities only): 47-0871145

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Arizona

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0 shares

		6.	Shared Voting Power: 1,127,787 shares

		7.	Sole Dispositive Power: 0 shares

		8.	Shared Dispositive Power: 1,127,787 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,127,787 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.2

12.	Type of Reporting Person: PN

CUSIP No. 92839Y 10 9

1.	Name of Reporting Person: B&J Investments, Inc.		I.R.S. Identification Nos. of above persons (entities only): 41-2044863

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Arizona

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0 shares

		6.	Shared Voting Power: 1,127,787 shares

		7.	Sole Dispositive Power: 0 shares

		8.	Shared Dispositive Power: 1,127,787 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,127,787 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.2

12.	Type of Reporting Person: CO

Item 1(a). Name of Issuer

VistaCare, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices

4800 N. Scottsdale Road
Suite 5000
Scottsdale, AZ 85251

Item 2(a). Name of Person Filing

This Amendment No. 1 to Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”):

(i)	Barry Morgan Smith (“Barry Smith”)
(ii)	Julia Powell Smith (“Julia Smith”)
(iii)	Barry and Julia Smith Family Trust (the “Family Trust”)
(iv)	B&J Smith Associates, Limited Partnership (the “Partnership”)
(v)	B&J Investments, Inc. (“B&J Inc.”)

Item 2(b). Address of Principal Business Office or, if None, Residence

The business address of the Reporting Persons is:

4800 N. Scottsdale Road
Suite 5000
Scottsdale, AZ 85251

Item 2(c). Citizenship

Barry Smith: Julia Smith: Family Trust: Partnership: B&J Inc.:	U.S. U.S. Arizona Arizona Arizona

Item 2(d). Title of Class of Securities

Class A Common Stock, $.01 par value per share (the “Common Stock”)

Item 2(e). CUSIP No.

92839Y 10 9

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) check whether the person filing is a:

Not Applicable as this Amendment No. 1 to Schedule 13G is filed pursuant to Rule 13d-1(c).

Item 4.Ownership

     Item 4 is amended in its entirety as follows:

     The percentages reported herein are based on there being 15,618,754 shares of Common Stock outstanding on May 16, 2003.

(a)	Amount beneficially owned:

(i)	Barry Smith

     The amount of Common Stock beneficially owned by Barry Smith is 1,206,637 shares. Barry Smith has an option to purchase shares of the issuer’s Common Stock that is exercisable with respect to 16,000 shares within 60 days of the date of this Schedule 13G. The Family Trust is the record owner of 62,850 shares, and the Partnership is the record owner of 1,127,787 shares. Barry Smith is a trustee of the Family Trust, and as such has shared voting and dispositive power with respect to the 62,850 shares owned by the Family Trust. Accordingly, Barry Smith may be deemed to be the beneficial owner of such shares. The Family Trust is the sole stockholder of B&J Inc., the general partner of the Partnership. Accordingly, Barry Smith has shared voting and dispositive power with respect to the 1,127,787 shares owned by the Partnership, and he may be deemed to be the beneficial owner of such shares.

(ii)	Julia Smith

     The amount of Common Stock beneficially owned by Julia Smith is 1,190,637 shares. Julia Smith is a trustee of the Family Trust, and as such has shared voting and dispositive power with respect to the 62,850 shares owned by the Family Trust. Accordingly, Julia Smith may be deemed to be the beneficial owner of such shares. The Family Trust is the sole stockholder of B&J Inc., the general partner of the Partnership; therefore, Julia Smith has shared voting and dispositive power with respect to the 1,127,787 shares owned by the Partnership, and she may be deemed to be the beneficial owner of such shares.

(iii)	The Family Trust

     The amount of Common Stock beneficially owned by the Family Trust is 1,190,637 shares. The Family Trust is the record owner of 62,850 shares. The Family Trust is the sole stockholder of B&J Inc., the general partner of the Partnership. Therefore, the Family Trust shares voting and dispositive power with respect to the 1,127,787 shares owned by the Partnership, and it may be deemed to be the beneficial owner of such shares.

(iv)	The Partnership

The Partnership is the record owner of 1,127,787 shares of Common Stock.

(v)	B&J Inc.

     The amount of Common Stock beneficially owned by B&J Inc. is 1,127,787 shares. B&J Inc. is the general partner of the Partnership, and as such has shared voting and dispositive power with respect to the 1,127,787 shares owned by the Partnership. Accordingly, it may be deemed to be the beneficial owner of such shares.

     Each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock except as to such Reporting Person’s pecuniary interest therein.

(b)	Percent of class:

(i)	Barry Smith	7.7%
(ii)	Julia Smith	7.6%
(iii)	The Family Trust	7.6%
(iv)	The Partnership	7.2%
(v)	B&J Inc.	7.2%

(c)	Number of shares as to which Barry Smith has:

(i)	Sole power to vote or to direct the vote:
16,000
(ii)	Shared power to vote or to direct the vote:
1,190,637
(iii)	Sole power to dispose or to direct the disposition of:
16,000
(iv)	Shared power to dispose or to direct the disposition of:
1,190,637

Number of shares as to which Julia Smith has:

(i)	Sole power to vote or to direct the vote:
0
(ii)	Shared power to vote or to direct the vote:
1,190,637
(iii)	Sole power to dispose or to direct the disposition of:
0
(iv)	Shared power to dispose or to direct the disposition of:
1,190,637

Number of shares as to which the Family Trust has:

(i)	Sole power to vote or to direct the vote:
0
(ii)	Shared power to vote or to direct the vote:
1,190,637
(iii)	Sole power to dispose or to direct the disposition of:
0
(iv)	Shared power to dispose or to direct the disposition of:
1,190,637

Number of shares as to which the Partnership has:

(i)	Sole power to vote or to direct the vote:
0
(ii)	Shared power to vote or to direct the vote:
1,127,787
(iii)	Sole power to dispose or to direct the disposition of:
0
(iv)	Shared power to dispose or to direct the disposition of:
1,127,787

Number of shares as to which B&J Inc. has:

(i)	Sole power to vote or to direct the vote:
0
(ii)	Shared power to vote or to direct the vote:
1,127,787
(iii)	Sole power to dispose or to direct the disposition of:
0

(iv)	Shared power to dispose or to direct the disposition of:
1,127,787

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     Barry Smith and Julia Smith each directly have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by, the Family Trust.

     B&J Inc. directly has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by, the Partnership. The Family Trust, Barry Smith and Julia Smith each indirectly have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by, the Partnership.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

Not Applicable.

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we hereby certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2003

/s/ Barry Morgan Smith Barry Morgan Smith		/s/ Julia Smith Julia Smith

BARRY AND JULIA SMITH FAMILY TRUST		B&J SMITH ASSOCIATES, LIMITED PARTNERSHIP

By:	/s/ Barry Morgan Smith Barry Morgan Smith, Trustee	By:	B&J Investments, Inc., its general partner

By:	/s/ Julia Smith	By:	/s/ Barry Morgan Smith

	Julia Smith, Trustee		Barry Morgan Smith President

B&J INVESTMENTS, INC.

By:	/s/ Barry Morgan Smith

Barry Morgan Smith President